SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-3
              Rule 13e-3 Transaction Statement under Section 13(e)
                          of the Securities Act of 1934

                                (Amendment No. 1)

                            NTS-Properties Plus Ltd.
                              (Name of the Issuer)

                            NTS-Properties Plus Ltd.
                        NTS - Properties Plus Associates
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                       Of NTS - Properties Plus Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
      (Name, Address and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

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         This Amendment No. 1 supplements and amends the Rule 13e-3  Transaction
Statement on Schedule 13E-3 (the "Original Statement") filed jointly by NTS-Properties Plus Ltd. (the "Partnership") and NTS-Properties Plus Associates (the "General Partner") in connection with an Offer to Purchase dated November 30, 2000 (the "Offer to Purchase") by ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership and the General Partner. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment No. 1 amends the Original Statement by including a Supplement to the Offer to Purchase dated February 14, 2001and an amendment to the fairness opinion of Integra Chapman & Bell dated October 23, 2000 which was filed as Exhibit (c)(4) to the Original Statement. Integra Chapman & Bell has consented to the inclusion of its fairness opinion dated October 23, 2000 as an exhibit to the Original Statement, and to the inclusion of the amendment to the fairness opinion as an exhibit to this Amendment No. 1. The Supplement is attached hereto as Exhibit (a)(1)(vi), and the amendment to the fairness opinion is attached hereto as Exhibit (c)(5).

Item 16.  Exhibits.

         (a)(1)(vi) February 14, 2001 Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to Tender Offer Statement on schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on February 14, 2001).

         (c)(5) Amendment dated January 15, 2001 to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000 (incorporated by reference to Exhibit (c)(5) to Amendment No. 1 to Tender Offer Statement on schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on February 14, 2001).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2001          NTS-PROPERTIES PLUS, LTD., a Florida limited
                                    partnership

                                    By:  NTS-Properties Plus Associates


                                    By: /s/ J.D. Nichols
                                        ----------------------------------------
                                        J.D. Nichols, Managing General Partner


                                    NTS-PROPERTIES PLUS ASSOCIATES


                                    By: /s/ J.D. Nichols
                                        ----------------------------------------
                                        J. D. Nichols, Managing General Partner



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                                    EXHIBITS


Exhibit
Number                    Description
------                    -----------
(a)(1)(vi)                February  14,  2001  Supplement  to Offer to  Purchase
                          (incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to Tender Offer Statement on Schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on
                          February 14, 2001).

(c)(5) Amendment dated January 15, 2001 to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000 (incorporated by reference to Exhibit (c)(5) to Amendment No. 1 to Tender Offer Statement on Schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on February 14, 2001).



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                                                              EXHIBIT (a)(1)(vi)



                February 14, 2001 Supplement to Offer to Purchase










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



                                                                  EXHIBIT (c)(5)



                        Amendment dated January 15, 2001
      to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000









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